NEWS RELEASE

CONTACT:	Gary S. Maier Maier & Company, Inc. (310) 442-9852

HIGHWAY HOLDINGS TO PRESENT AT
RODMAN & RENSHAW CONFERENCE IN NEW YORK

LOS ANGELES, CA – September 7, 2011 – Highway Holdings Limited (Nasdaq:HIHO) today announced it is scheduled to make a presentation on Monday, September 12, 2011 at 12:05 p.m. at Rodman & Renshaw’s Annual Global Investment Conference to be held in New York City.
Roland Kohl, chairman, president and chief executive officer, will provide an overview of the company’s business and its growth opportunities.  A live webcast of the presentation will be available through the link www.highwayholdings.com and archived for a period of 30 days.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products.    Highway Holdings’ administrative offices are located in Hong Kong and its manufacturing facilities are located in Shenzhen in the People's Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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